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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         ZENITH ELECTRONICS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         ZENITH ELECTRONICS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   989349105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                               ALBIN F. MOSCHNER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         ZENITH ELECTRONICS CORPORATION
                             1000 MILWAUKEE AVENUE
                            GLENVIEW, ILLINOIS 60025
                                 (708) 391-7000
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH COPIES TO:
           RICHARD F. VITKUS                         THOMAS A. COLE
     ZENITH ELECTRONICS CORPORATION                 SIDLEY & AUSTIN
         1000 MILWAUKEE AVENUE                  ONE FIRST NATIONAL PLAZA
        GLENVIEW, ILLINOIS 60025                CHICAGO, ILLINOIS 60603
             (708) 391-7000                          (312) 853-7000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1000 Milwaukee Avenue, Glenview, Illinois 60025. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company, including the associated common stock purchase rights (the "Rights") issued pursuant to the Company's rights agreement (collectively, the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer by LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated July 21, 1995, to purchase up to 18,619,000 shares of Common Stock (the "Offer Shares") at $10.00 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 21, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). According to the Schedule 14D-1, the address of the principal executive offices of the Purchaser is 20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, Korea.

  The Offer is being made by the Purchaser pursuant to a Stock Purchase Agreement, dated as of July 17, 1995 (the "Stock Purchase Agreement"), between the Purchaser and the Company. Certain terms and conditions of the Stock Purchase Agreement are described below in Item 3. A copy of the Stock Purchase Agreement is filed as an exhibit to this statement and is incorporated herein by reference. A copy of the press release issued by the Company on July 17, 1995 is filed as an exhibit to this statement and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

  (b) (1) Certain information with respect to certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the Company's Notice of Annual Meeting and Proxy Statement dated March 24, 1995 under the sections entitled "Board of Directors, Committees and Directors' Compensation," "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management," "Employment Agreements," "Termination and Change of Control Agreements," "Option/SAR Grants in 1994," "Aggregated Option/SAR Exercises in 1994 and Year-End Option/SAR Values" and "Pension Plan Table" and is incorporated herein by reference. Such sections are filed as an exhibit to this statement.

  In addition, consummation of the transactions contemplated by the Stock Purchase Agreement and related documents will have certain effects under certain compensation and incentive plans and arrangements in which officers and directors of the Company are participants, as summarized below.

  On April 4, 1995, the Company amended certain agreements it has with its executive officers, providing for severance benefits upon a change in control of the Company. The agreement with Albin F. Moschner, the President and Chief Executive Officer of the Company, was amended to provide for an acceleration of vesting of options and restricted stock upon a change of control, without regard to whether a termination of employment has occurred. For other long-term incentive programs, the amendment provided for a payment upon a change of control (without regard to a termination of employment), equal to the value of any Company shares subject to such award and the amount of any cash long-term incentive award to which the executive would have been entitled, determined as if the employee remained employed for the entire measuring period and all target levels were achieved. Finally, the amendment provides for payment of an amount sufficient to put Mr. Moschner in the same

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after-tax position as if no excise taxes imposed by Section 4999 of the
Internal Revenue Code had been imposed on any payments which are contingent on a change of control and which equal or exceed three times such officer's average taxable compensation for the prior five years, or his period of employment. The amendment of the agreement with Gerald M. McCarthy, Executive Vice President, Sales and Marketing of the Company, contains the same provisions, except that there is no additional amount payable in the event he is subject to the excise tax imposed by Section 4999 of the Code. The amendment to the agreements with all other executive officers contains the provisions described above, except that the maximum amount payable is limited to $1.00 less than the maximum amount that could be paid without subjecting the executive to the excise tax under Section 4999.

  (b) (2)

    (i) THE STOCK PURCHASE AGREEMENT.

  The following summary of terms of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Purchase Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

  Sale and Purchase of Issue Shares. Upon the terms and subject to satisfaction or waiver of the conditions described below under "Conditions" and the further condition that the Purchaser shall have accepted for purchase pursuant to the Offer not less than 18,619,000 shares of Common Stock, the Company has agreed to issue and sell to the Purchaser, and the Purchaser has agreed to purchase from the Company, 16,500,000 shares of Common Stock to be issued by the Company for $10.00 cash per share (the "Issue Shares").

  The Offer. Pursuant to the terms of the Stock Purchase Agreement, the Purchaser was required to commence the Offer no later than five business days after the public announcement that the Purchaser and the Company entered into the Stock Purchase Agreement. The obligations of the Purchaser to accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer are subject (the following being referred to as the "Offer Conditions") to the purchase by the Purchaser of the Issue Shares, to be consummated simultaneously with the purchase of the Offer Shares, and to the conditions that (i) the Stock Purchase Agreement shall not have been terminated, (ii) there shall be validly tendered in accordance with the terms of the Offer prior to the Expiration Date and not withdrawn at least 18,619,000 shares of Common Stock (the term "Expiration Date" shall mean 12:00 midnight, New York City time, on Tuesday, September 19, 1995, unless and until the Purchaser, in its sole descretion (but subject to the terms of the Stock Purchase Agreement), shall from time to time have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire), and (iii) to the satisfaction or waiver of the following conditions:

    (a) Stockholder Approval. The Company's stockholders shall have approved the transactions contemplated by the Stock Purchase Agreement, including the issuance and sale to the Purchaser of the Issue Shares and the purchase by the Purchaser of the Offer Shares as contemplated by the Stock Purchase Agreement, which transactions shall be described in a proxy statement and related proxy materials, and submitted to a vote of the Company's stockholders (the "Stockholder Proposals").

    (b) No Prohibition. No statute, rule, regulation, judgment, order, decree, ruling, injunction, or other action shall have been entered, promulgated or enforced by any governmental, quasi-governmental, judicial, self-regulatory or regulatory agency or entity or subdivision thereof with jurisdiction over the Company or the Purchaser or any of their subsidiaries or any of the transactions contemplated by the Stock Purchase Agreement ("Governmental Authorities") that purports, seeks, or threatens to (i) prohibit, restrain, enjoin, or restrict in a material manner, the purchase and sale of any Offer Shares as contemplated by the Stock Purchase Agreement or (ii)

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  impose material adverse terms or conditions (not set forth in the Stock
  Purchase Agreement) upon the purchase and sale of any Offer Shares as contemplated by the Stock Purchase Agreement.

    (c) Regulatory Compliance. All material filings with all Governmental Authorities required to be made in connection with the purchase and sale of the Offer Shares as contemplated by the Stock Purchase Agreement shall have been made, all waiting periods thereunder shall have expired or terminated and all material orders, permits, waivers, authorizations, exemptions, and approvals of such entities required to be in effect on the date of the closing of the transactions contemplated by the Stock Purchase Agreement (the "Closing") in connection with the purchase and sale of the Offer Shares as contemplated by the Stock Purchase Agreement shall have been issued, and all such orders, permits, waivers, authorizations, exemptions or approvals shall be in full force and effect on the date of the Closing; provided, however, that no provision of the Stock Purchase Agreement shall be construed as requiring any party to accept, in connection with obtaining any requisite approval, clearance or assurance of non-opposition, avoiding any challenge, or negotiating any settlement, any condition that would (i) materially change or restrict the manner in which the Company or the Purchaser conducts or proposes to conduct its businesses, or (ii) impose material terms or conditions (not set forth in the Stock Purchase Agreement) upon the purchase and sale of any Offer Shares as contemplated by the Stock Purchase Agreement.

    (d) Exon-Florio. The Purchaser and the Company shall have delivered to the Committee on Foreign Investment in the United States ("CFIUS") appropriate notification and report forms pursuant to Section 721 of the Defense Production Act of 1950, as amended (the "Exon-Florio Amendment"), and (i) more than thirty days shall have passed from the calendar day following acceptance by CFIUS of such notice without advice from CFIUS of the commencement of an investigation of the transactions contemplated by the Stock Purchase Agreement, (ii) the Purchaser and the Company shall have been advised by CFIUS that CFIUS has determined not to undertake an investigation of the transactions contemplated by the Stock Purchase Agreement, or (iii) if CFIUS commences an investigation of the transactions contemplated by the Stock Purchase Agreement, such investigation shall have been resolved to the mutual satisfaction of the Purchaser and the Company.

    (e) Directors. Provision shall have been made to the satisfaction of Purchaser that, immediately following the Closing, the Board of Directors of the Company will be composed of ten directors and six of such directors shall be designees of the Purchaser, one of such directors shall be the Company's President and Chief Executive Officer immediately prior to the Closing and three of such directors shall be persons who are not (apart from such directorship) affiliates, officers, employees, agents, principals or partners of the Purchaser or the Company or any subsidiary of either of them who are, if they are willing to serve, members of the Board of Directors of the Company immediately prior to the Closing.

    (f) Performance. The Company shall have performed in all material respects its obligations under the Stock Purchase Agreement to the date of the Closing.

    (g) Amended Bylaws. The Company shall have amended its Bylaws in the manner contemplated by the Stock Purchase Agreement (as amended, the "Amended Bylaws") immediately prior to the Closing and such amendments shall have been duly authorized, approved and effected.

    (h) Amendment of Rights Agreement. The Rights Agreement shall have been amended by the Company to specifically exclude the Purchaser and its affiliates from the definition of "Acquiring Person" (as defined in the Rights Agreement) and to otherwise avoid any adverse consequence to Purchaser or the Company, including, without limitation, the occurrence of a "Distribution Date" (as defined in the Rights Agreement) as a consequence of the transactions contemplated by the Stock Purchase Agreement, the Company Letter (as defined below), the Tender Offer Statement on Schedule 14D-1 and related Offer to Purchase, form of letter of transmittal and summary advertisement to be used in connection with the Offer (the "Offer Documents"), the

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  Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the
  Offer and the Amended Bylaws (collectively, together with any amendments thereof, and all supplements, annexes and exhibits thereto, the "Transaction Documents").

    (i) Closing Deliveries. The Company shall have delivered, or shall be delivering concurrently with the Closing, the documents and instruments required to be delivered by the Company pursuant to the Stock Purchase Agreement.

    (j) Representations and Warranties True. Except as otherwise contemplated by the Stock Purchase Agreement and except for the representations and warranties of the Company with respect to capital stock set forth in the Stock Purchase Agreement which shall be accurate in all respects as of the date when made and at and as of the Closing as though newly made at and as of that time, the representations and warranties of the Company contained in the Stock Purchase Agreement which are qualified as to materiality shall be true and correct and which are not so qualified shall be true and correct in all material respects, in each case, as of the date when made and at and as of the Closing as though newly made at and as of that time, except that the Company's financial statements shall continue to be true only as of the respective dates covered thereby.

    (k) Certificate. The Company shall have delivered to the Purchaser a certificate dated as of the Closing and signed by the Chief Financial Officer and the General Counsel of the Company certifying as to (i) the accuracy, as of the date when made and at and as of the Closing as though newly made at and as of that time, of the representations and warranties of the Company set forth in the Stock Purchase Agreement with respect to capital stock and the representations and warranties contained in the Stock Purchase Agreement that are qualified as to materiality, (ii) the accuracy, as of the date when made and at and as of the Closing as though newly made at and as of that time, in all material respects of the representations and warranties of the Company contained in the Stock Purchase Agreement that are not so qualified, provided that the Company's representations and warranties contained in the Stock Purchase Agreement as to the Company's financial statements shall continue to be true only as of the respective dates covered thereby and (iii) the performance of the obligations required by the Company to be performed under the Stock Purchase Agreement as of the Closing.

    (l) Credit Agreements. The Company shall have secured amendments to or waivers under, in each case, in form and substance reasonably satisfactory to the Purchaser, its material credit agreements and arrangements such that none of the transactions contemplated by the Stock Purchase Agreement or the other Transaction Documents, will constitute a breach or default of or an event that, with notice or lapse of time or both would be a breach or default, under such credit agreements or arrangements.

    (m) Items in Company Letter. The Purchaser shall be satisfied that certain claims and matters described in the letter, dated as of the date of the Stock Purchase Agreement, from the Company to the Purchaser (the "Company Letter"), individually, collectively with each other or collectively with any breaches of representations and warranties and/or other facts and circumstances which have not been disclosed as of the date of the Stock Purchase Agreement have not resulted in, and would not reasonably be expected to result in, a "Material Adverse Effect." "Material Adverse Effect" means a material adverse effect, or the occurrence or existence of facts or circumstances reasonably expected to result in a material adverse effect, on the business, assets, results of operations, properties, financial or operating condition or prospects of the Company and its subsidiaries taken as a whole, or the ability of the Company (and, to the extent applicable, its subsidiaries) to perform its (or their) obligations under the Stock Purchase Agreement or consummate the transactions contemplated thereby. For purposes of this definition a consolidated net loss by the Company and its subsidiaries for the quarter ended June 30, 1995 of $45.3 million or less shall not be deemed to have a Material Adverse Effect.

  The Purchaser may increase the Offer Price and may make any other changes in the terms and conditions of the Offer, provided that the Purchaser may not decrease the Offer Price, change the form

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of consideration payable in the Offer, decrease the maximum number of Shares sought pursuant to the Offer, add to or modify the Offer Conditions, or otherwise amend the Offer in any manner adverse to the Company's stockholders.

  The Stock Purchase Agreement requires that the Offer expire at midnight, New York City time, on the date that is sixty days from the date the Offer is first published or sent to stockholders. The Purchaser must extend the Offer (i) if at the scheduled expiration date of the Offer any of the Offer Conditions has not been satisfied or waived, until such time as such Offer Conditions are satisfied or waived and (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof (the "Commission") applicable to the Offer; provided, however, that the Purchaser may terminate the Offer if the Stock Purchase Agreement is terminated.

  Provided that the Stock Purchase Agreement has not been terminated and that all Offer Conditions have been satisfied or waived by the Purchaser, the Purchaser is required to accept for payment and purchase, in accordance with the terms of the Offer, shares of Common Stock validly tendered and not withdrawn pursuant to the Offer (up to the amount sought pursuant to the Offer or such greater amount as the Purchaser, in its sole discretion, shall determine) at the Closing.

  Representations and Warranties. The Stock Purchase Agreement contains customary representations and warranties of the Company relating, with respect to the Company and its subsidiaries, to, among other things, (a) organization, standing and similar corporate matters; (b) the authorization, execution, delivery, performance and enforceability of the Stock Purchase Agreement and related matters; (c) capital structure; (d) government authorization; (e) the compliance with all licenses and permits necessary to conduct its businesses and the non-contravention of the Stock Purchase Agreement and related transactions with any judgment, decree, order, law, statute, rule or regulation; (f) the compliance of the Company and its subsidiaries and the non-contravention of the Stock Purchase Agreement and related transactions with the Company's and its subsidiaries' certificates of incorporation and bylaws or any material agreements, mortgages, indentures, debentures, trusts, leases, licenses, or other instruments or obligations to or by which it or any of its properties is subject or bound; (g) the compliance as to form of the documents filed by the Company and its subsidiaries with the Commission and the accuracy of information contained therein and the absence of undisclosed liabilities;
(h) the absence of any event, occurrence, development, breach or default which individually or collectively has had or would be expected to result in a Material Adverse Effect; (i) the absence of pending or threatened litigation which could reasonably be expected to have a Material Adverse Effect; (j) the filing of tax returns and payment of taxes; (k) registration rights and the exemption from registration and prospectus delivery requirements; (l) adequate insurance protection and compliance with such policies and bonds; (m) the absence of certain transactions between the Company or its subsidiaries and any of either's directors, officers or their immediate families; (n) benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, as amended; (o) possession of all necessary rights and licenses in all intellectual property; (p) the absence of Environmental Claims and compliance with all Environmental Laws (as such terms are defined in the Stock Purchase Agreement); (q) broker's fees and expenses; and (r) the accuracy of the Company Letter.

  The Stock Purchase Agreement contains customary representations and warranties of the Purchaser relating to (a) organization, standing and similar corporate matters; (b) the authorization, execution, delivery, performance and enforceability of the Stock Purchase Agreement; (c) the non-contravention of the Stock Purchase Agreement and related transactions with any charter provision, bylaw, material contract, order, law or regulation to which the Purchaser is a party or by which it is bound or obligated; (d) government authorization; (e) investment intent and sophistication of the Purchaser; (f) the accuracy of information supplied by the Purchaser in connection with the Offer and the proxy statement; and (g) broker's fees and expenses.

  Conduct of Business of the Company. The Stock Purchase Agreement provides that until the Closing, the business and operations of the Company and each of its subsidiaries shall be conducted

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in the ordinary course of business consistent with past practice, and the
Company and its subsidiaries will each use its best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it.

  Accordingly, except as otherwise expressly approved by the Purchaser in writing, neither the Company nor any of its subsidiaries may, prior to the Closing, engage or agree to engage in an enumerated list of transactions generally characterized as being outside the ordinary course of business. Transactions requiring the Purchaser's prior approval include, without limitation (but subject to certain exceptions stated in the Stock Purchase Agreement), actions by the Company or its subsidiaries to (i) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any voting stock or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights) or amend any of the terms of any such securities or agreements outstanding as of the date of the Stock Purchase Agreement; (ii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of the securities of the Company or its subsidiaries, or redeem or otherwise acquire any of its securities or any securities of its subsidiaries not owned directly or indirectly by the Company; (iii) incur or assume any debt or issue any debt securities, become liable or responsible for the obligations of any other person, make any loans or investments in any other person, pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries, or mortgage or pledge any of its material assets or create any lien thereupon; (iv) enter into, adopt, or amend or terminate any compensation, severance, termination, or benefits arrangement, or pay any benefit not required by any plan or arrangement; (v) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein, or acquire, sell, lease or dispose of any assets of the Company and its subsidiaries; (vi) enter, or permit any of its subsidiaries to enter, into any joint venture, partnership or exclusive licensing agreement; (vii) authorize any new capital expenditure or expenditures; and (viii) amend or propose to amend its certificate of incorporation or bylaws or alter the corporate structure or ownership of any subsidiary.

  Other Potential Bidders. The Stock Purchase Agreement requires the Company and its affiliates and their respective officers, directors, employees, representatives and agents to immediately cease any existing discussions or negotiations with any third party regarding (i) the acquisition of more than 20% of the total assets of the Company or any of its subsidiaries, (ii) the acquisition of 20% or more of the Shares, all of the Company's voting stock or the equity securities of any subsidiary of the Company, or (iii) the merger or other combination of the Company or any of its subsidiaries (each a "Third Party Acquisition"). The Company shall not, unless and until the Stock Purchase Agreement is terminated in accordance with its terms, as described below, directly or indirectly, (i) initiate, solicit or encourage any discussions regarding a Third Party Acquisition, or (ii) hold any such discussions or enter into any agreement concerning any Third Party Acquisition; provided that if the Company's Board of Directors determines in good faith, after consultation with and based upon written advice of outside legal counsel, that a failure to do so would be contrary to its fiduciary obligations, the Company may (A) in response to a request therefor, furnish information with respect to the Company to any person pursuant to a customary confidentiality agreement and discuss such information with such person and (B) upon receipt by the Company of a proposal with respect to a Third Party Acquisition, following delivery to the Purchaser of the Notice of Superior Proposal (described below), participate in negotiations regarding such proposal. The Company's Board of Directors shall not (i) approve or recommend any Third Party Acquisition or (ii) approve or authorize the Company's entering into any agreement with respect to any agreement with respect to any such Third Party Acquisition, provided that if the Company's Board receives a bona fide proposal for a Third Party Acquisition that the Board determines in its good faith reasonable judgment (based on the advice of a financial advisor of nationally recognized reputation) provides a greater aggregate value to the Company and/or the Company's stockholders than the

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transactions contemplated by the Stock Purchase Agreement (a "Superior
Proposal"), the Board may, to the extent required under its fiduciary duties, approve or recommend any such Superior Proposal, approve or authorize the Company's entering into an agreement with respect to such Superior Proposal, approve the solicitation of additional takeover or other investment proposals or terminate the Stock Purchase Agreement, in each case at any time after the fifth business day following notice to the Purchaser (a "Notice of Superior Proposal") advising the Purchaser that the board has received a Superior Proposal and specifying the structure and material terms of such Superior Proposal, and provided that the Superior Proposal continues to be a Superior Proposal in light of any improved transaction proposed by the Purchaser prior to the expiration of such five-business-day period.

  Director and Officer Liability. The Stock Purchase Agreement provides that from and after the Closing, the Purchaser shall cause the Company to indemnify and hold harmless each person who is, or has been at any time prior to the date of the Stock Purchase Agreement or who becomes prior to the Closing, an officer or director of the Company or is or was serving at the request of the Company as a director or officer of any affiliate of the Company, an employee benefit plan, or a related trust, in respect of acts or omissions occurring prior to the Closing (the "Indemnified Parties") (including but not limited to the transactions contemplated by the Stock Purchase Agreement), to the extent provided under the Company's Certificate of Incorporation, Bylaws and indemnity agreements between the Company and any of its officers in effect, and, with respect to the Company's Certificate of Incorporation and Bylaws, shall not permit the amendment of such provisions in any manner adverse to the Indemnified Parties for three years after the date of the Stock Purchase Agreement. For six years after the Closing, the Purchaser shall cause the Company to maintain its current or substantially equivalent policies of officers' and directors' liability insurance covering each of the Persons currently covered by its current policy, or who becomes covered by such policy prior to the Closing; provided that the Company shall not be obligated to pay premiums in excess of 150% of the premium to be paid by the Company for such insurance in the fiscal year ending December 31, 1995, but provided further that the Company must provide such coverage as may be obtained for 150% of the premium for such insurance in the fiscal year ending December 31, 1995.

  Conditions. The obligations of the Purchaser and of the Company respecting the sale and purchase of the Issue Shares are conditioned upon (i) the Company's stockholders having approved the Stockholder Proposals, (ii) no Governmental Authority having taken action to restrict, in a material manner, the purchase of the Issue Shares or to impose material adverse terms or conditions thereon, (iii) all material filings with all Governmental Authorities required in connection with the Stock Acquisition having been made, all waiting periods thereunder having expired or been terminated and all material orders, permits, waivers, authorizations, exemptions or approvals having been obtained and remaining in effect, and (iv) the Purchaser and the Company shall have delivered to CFIUS appropriate notification and report forms pursuant to the Exon-Florio Amendment and satisfactory resolution thereof.

  The obligation of the Purchaser to purchase the Issue Shares is further conditioned upon (i) provision having been made to the satisfaction of Purchaser that the Company's Board of Directors will be composed of 10 persons immediately following the Closing, six of whom are to be designees of Purchaser, one of whom is to be the Company's President and Chief Executive Officer immediately prior to the Closing and three of whom shall be, if they are willing to serve, members of the Board of Directors immediately prior to the Closing who are not otherwise affiliated with the Company or the Purchaser or any subsidiary of either of them, (ii) the Company having performed in all material respects its obligations under the Stock Purchase Agreement, (iii) the Amended Bylaws having been duly authorized, approved and effected, (iv) the Rights Agreement having been amended by the Company to specifically exclude the Purchaser and its affiliates from the definition of "Acquiring Person" (as defined in the Rights Agreement) and to otherwise avoid any adverse consequences to Purchaser or the Company, including, without limitation, the occurrence of a "Distribution Date" (as defined in the Rights Agreement) as a consequence of the transactions contemplated by the Transaction Documents,

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(v) there having been validly tendered and not withdrawn pursuant to the Offer not less than 18,619,000 Shares, (vi) the Company having delivered, prior to or concurrently with the Closing, the documents and instruments required to be delivered by the Company, (vii) except as otherwise contemplated by the Stock Purchase Agreement and except for the representations and warranties of the Company set forth in the Stock Purchase Agreement which shall be accurate in all respects as of the date when made and at and as of the Closing, the representations and warranties of the Company contained in the Stock Purchase Agreement which are qualified as to materiality being true and correct and which are not so qualified being true and correct in all material respects, in each case, as of the date when made and at and as of the Closing, except that the Company's financial statements shall continue to be true only as of the respective dates covered thereby; (viii) the Company having delivered to the Purchaser a certificate dated as of the Closing and signed by the Chief Financial Officer and the General Counsel of the Company certifying as to the accuracy of certain of the representations and warranties of the Company set forth in the Stock Purchase Agreement and the performance of the obligations required by the Company to be performed under the Stock Purchase Agreement as of the Closing; (ix) the Company having secured amendments to or waivers under, in each case, in form and substance reasonably satisfactory to the Purchaser, its material credit agreements and arrangements such that none of the transactions contemplated by the Stock Purchase Agreement or the other Transaction Documents, will constitute a breach or default of or an event that, with notice or lapse of time or both would be a breach or default under, such credit agreements or arrangements; and (x) the Purchaser being satisfied that certain claims and matters described in the Company Letter, individually, collectively with each other or collectively with any breaches of representations and warranties and/or other facts and circumstances which have not been disclosed as of the date of the Stock Purchase Agreement have not resulted in, and would not reasonably be expected to result in, a Material Adverse Effect.

  The obligation of the Company to issue and sell the Issue Shares to the Purchaser is further conditioned upon (i) the Purchaser having performed in all material respects its obligations under the Stock Purchase Agreement, (ii) except as otherwise contemplated by the Stock Purchase Agreement, the representations and warranties of the Purchaser set forth in the Stock Purchase Agreement which are qualified as to materiality being true and correct and which are not so qualified, being true in all material respects, as of the date when made and at and as of the Closing as though newly made at and as of that time, (iii) the Purchaser having delivered, or be delivering concurrently with the Closing, the documents and instruments required to be delivered by the Purchaser pursuant to the Stock Purchase Agreement, (iv) the Purchaser having delivered a certificate dated as of the Closing and signed by a duly authorized officer of the Purchaser certifying as to the accuracy in all material respects of the representations and warranties of the Purchaser and the performance of the obligations of the Purchaser under the Stock Purchase Agreement and (v) the Purchaser having accepted for purchase pursuant to the Offer not less than 18,619,000 Shares.

  Termination. The Stock Purchase Agreement provides that the Company may terminate the Stock Purchase Agreement if (i) there has not been a material uncured breach by the Company of any representation, warranty, covenant or agreement and there has been a material breach by the Purchaser of any representation, warranty, covenant or agreement that has not been cured within ten days' notice of such breach and the Company's intention to terminate, (ii) upon payment to the Purchaser of $7,023,800 (the "Termination Fee") and either
(a) five business days have elapsed following the Purchaser's receipt of a Notice of Superior Proposal and the Superior Proposal continues to be a Superior Proposal in light of any improved transaction proposed by the Purchaser prior to the expiration of the five-business-day period following receipt by the Purchaser of such notice, or (b) the Board of Directors of the Company has withdrawn, modified or changed in an adverse manner its approval or recommendations of the Offer or other transactions contemplated by the Stock Purchase Agreement or recommended another offer, or has adopted any resolutions to effect any of the foregoing to the extent that the Board determines in good faith, after consultation with and based upon written advice of outside legal counsel, that a failure to do so would be contrary to its fiduciary obligations.

  The Purchaser may terminate the Stock Purchase Agreement if there has not been a material uncured breach by the Purchaser of any representation, warranty, covenant or agreement and there has been a material breach by the Company of any representation, warranty, covenant or agreement that has not been cured within ten days' of receipt of written notice of such breach and the Purchaser's intention to terminate. In addition, the Purchaser may terminate any or all of its obligations under this Agreement if (a) the Board of Directors of the Company has withdrawn, modified or changed in a manner adverse to the Purchaser, its approval or recommendation of the Offer or other transactions contemplated by the Stock Purchase Agreement or recommended another offer, or has adopted any resolutions to effect any of the foregoing,
(b) a Third Party Acquisition has occurred or any definitive agreement or agreement in principle has been executed with respect to a Third Party Acquisition, (c) the Company does not conduct a stockholders' meeting and take all reasonable action to obtain stockholder approval of the Stockholder Proposals, because the Board has determined in good faith, after consultation with and based upon written advice of outside legal counsel, that taking such action consistent with the Certificate of Incorporation, Bylaws and applicable law as may be required would be contrary to its fiduciary obligations, or (d) the Company does not use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to cause satisfaction of the conditions to, and to consummate and make effective, the transactions contemplated by this Agreement and the other Transaction Documents, because the Board has determined in good faith, after consultation with and based upon written advice of outside legal counsel, that taking such action would be contrary to its fiduciary obligations. The Company shall pay to the Purchaser the Termination Fee if the Purchaser terminates pursuant to clauses (a), (b),
(c) or (d) of the preceding sentence.

  Additionally, either the Purchaser or the Company may terminate the Stock Purchase Agreement (i) to the extent that performance thereof if prohibited, enjoined, or otherwise materially restrained by any final, non-appealable judgment, ruling, order or decree of any Governmental Authority, provided that the party seeking to terminate its obligations shall have used its best efforts to remove such prohibition, injunction, or restraint, (ii) if the purchase by the Purchaser of the Issue Shares and the Offer Shares shall not have been completed by March 31, 1996 and the failure of such purchase to have been completed on or before such date did not result from the failure by the party seeking termination to fulfill in all material respects any undertaking or commitment that is required to be fulfilled by such party prior to such time,
(iii) if the Company's stockholders do not approve the Stockholder Proposals (provided that the Company immediately pays to the Purchaser the Termination Fee if the stockholders did not approve the proposals because of a Superior Proposal) or (iv) by mutual written consent of the Purchaser and the Company.

  Transaction Expenses. The Stock Purchase Agreement provides that, except for any Termination Fee, each of the parties shall pay its own expenses incurred in connection with the negotiation and preparation of the Stock Purchase Agreement and the other Transaction Documents, the performance of its covenants thereunder, and the effectuation of the transactions contemplated thereby, including, without limitation, all fees and disbursements of its respective legal counsel, advisors and accountants. Each of the parties shall indemnify and hold harmless the other against any claim for fees or commissions of brokers, finders, agents or bankers retained or purportedly retained by the indemnitor party in connection with the transactions contemplated by the Stock Purchase Agreement and the other Transaction Documents.

    (ii) MUTUAL NON-DISCLOSURE AGREEMENT

  The following summary of terms of the Mutual Non-Disclosure Agreement (as defined herein) does not purport to be complete and is qualified in its entirety by reference to the text of the Mutual Non-Disclosure Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

  The parties entered into a mutual non-disclosure agreement on November 25, 1994 (the "Mutual Non-Disclosure Agreement") relating to the consideration of a possible investment by Purchaser or an affiliate in certain assets of the Company or in the form of debt or equity in the Company (the "transaction"). The Mutual Non-Disclosure Agreement provides that the Purchaser and the Company will each disclose to one another certain confidential information to be used solely for the transaction and that each will protect such confidential information from unauthorized use and disclosure. The Mutual Non-Disclosure Agreement further provides, among other things, that (i) the disclosure of confidential information shall only be to responsible employees with a bona fide need to know, (ii) each party shall not disclose such confidential information to third parties, including consultants, without the prior written permission of the disclosing party, (iii) each party may disclose such confidential information to the extent required by law, provided the receiving party uses reasonable efforts to give the disclosing party reasonable notice of such required disclosure, (iv) each party will promptly return all tangible items containing or consisting of the disclosing party's confidential information upon the disclosing party's written request, (v) each party will have the right to an immediate injunction enjoining any breach of the Mutual Non-Disclosure Agreement, as well as the right to pursue any and all other rights and remedies available at law or in equity and (vi) it will remain in effect for three years from the date of the last disclosure of confidential information.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors.

  At a meeting held on July 17, 1995, the Board unanimously (i) determined that the Stock Purchase Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the holders of Common Stock, and the Company, respectively, (ii) approved and adopted the Stock Purchase Agreement, the other Transaction Documents and the transactions contemplated thereby, and (iii) recommended that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer. A copy of the Company's letter dated July 21, 1995 to stockholders is filed as an exhibit hereto and is incorporated herein by reference.

  (b) Background; Reasons for the Recommendations.

  The Company's primary business has been the consumer electronics business in the United States. This business in the United States has been marked by intense competition, with the Company's major competitors being significantly larger foreign owned companies, generally with greater worldwide television volume and overall resources. In efforts to increase market share or achieve higher production volumes, the Company's competitors have aggressively lowered their selling prices in the past several years. Despite the Company's significant cost reduction measures, the Company's achievement of record unit sales in 1994, recent growth in the Company's market share in the United States, significant sales growth in Latin America and its growing cable products business, the Company has incurred losses in all but one of the years since 1985.

  As part of its strategy to return to profitability, the Company developed a plan in 1994 to expand and modernize its Melrose Park, Illinois color picture tube plant by adding a fifth color picture tube production line, capable of handling larger, wider-screen tubes, and by increasing automation on existing production lines. In seeking the $150 million funding necessary for this program, the Company initiated discussions in June 1994 with the Purchaser with respect to a possible joint venture involving the Melrose Park plant. At a meeting on November 15, 1994 among Jerry K. Pearlman, Chairman of the Company (and at the time its chief executive officer), certain other officers of the Company, and Mr. Cha Hong (John) Koo, President of the Purchaser, and certain other officers of the Purchaser, the Company suggested that, as an alternative, the Purchaser consider an equity investment in the Company. However, the Purchaser indicated that at that time it was interested only in the joint venture.

The Company and the Purchaser executed a Mutual Non-Disclosure Agreement dated as of November 25, 1994. Numerous discussions concerning the possible joint venture were held between the Purchaser and the Company over the next several months. In late March 1995, the Purchaser submitted a proposal to the Company for the joint venture, and the parties subsequently discussed a number of revised proposals, with the last proposal being submitted to the Company at the June 27, 1995 meeting of the Company's Board of Directors described below.

  The Company's selection of the Purchaser as a possible joint venture partner grew out of a long-standing business relationship with the Purchaser, as well as the Company's high regard for the Purchaser's manufacturing and automation expertise. This relationship began in the mid-1970's when the Purchaser produced radios for the Company. Since then the Company has purchased electronic components from the Purchaser and in recent years the Company has produced color picture tubes and other components for the Purchaser, and the Purchaser has produced VCRs and TV-VCR combination products for the Company. In 1991, the Purchaser purchased 1,450,000 shares of newly issued shares of the Company's Common Stock. At that time, the Company and the Purchaser also entered into a number of additional technology agreements, providing for, among other things, expanded cooperative engineering efforts on products, including high definition television.

  In January 1995, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") began assisting the Company in exploring possible strategic alternatives, especially focusing on alternatives for raising equity capital to fund the Melrose Park expansion and modernization program.

  On February 23, 1995, the Company announced that, effective on April 24, 1995 (the date of its annual meeting of stockholders), Mr. Albin F. Moschner would become President and Chief Executive Officer and Mr. Pearlman would retire, remaining as Chairman until December 31, 1995.

  In March and early April, 1995, the Company began the process for a public equity offering, but this process ended in mid-April in light of the Company's first quarter results and its expectations for the year.

  In April 1995, the Chairman of the Executive Committee of the Board of the Company, Mr. T. Kimball Brooker, was contacted by representatives of a non-United States entity involved in the consumer electronics business (the "Other Consumer Products Entity") which had an interest in a possible change of control transaction involving the Company.

  On April 24, 1995, the Company retained Merrill Lynch in connection with either (i) a possible offering by the Company of equity or equity-linked securities, (ii) a possible investment by the Purchaser in one of the Company's operating facilities or businesses or in the Company or (iii) another alternative strategic transaction involving the sale of an interest in, or all of, the Company's stock or assets.

  On April 28, 1995, the Company entered into a confidentiality agreement with the Other Consumer Products Entity and subsequently provided such entity with confidential information concerning the Company. The confidentiality agreement provided for a two-week period ending May 15, 1995 during which the Company agreed that it would not sell, or enter into discussions with any third party regarding the sale of, stock of the Company. The confidentiality agreement permitted the Company to continue discussions with the Purchaser with respect to a possible equity investment by the Purchaser in the Company's picture tube operations. The confidentiality agreement also contained "standstill" provisions which precluded such entity for a period of 18 months from, among other things, acquiring shares of Common Stock of the Company without the Company's consent, provided that such provisions would terminate if the Company entered into negotiations with a third party for the issue and sale of 25% or more of the Company's stock.

  In May and June 1995, the Company and its financial and legal advisors had numerous meetings and telephone calls with representatives of the Other Consumer Products Entity at which various matters concerning the Company, the possible synergies of a combination with the Other Consumer

Products Entity and the structure and terms of a possible transaction were discussed. The Other Consumer Products Entity proposed a transaction which was rejected by the Company, which countered seeking a higher price. Neither the proposed transaction nor the counterproposal involved payment to the Company's stockholders, and the proposal was at a per share value less than the Offer Price. The counterproposal was not accepted.

  On May 16, 1995, after the expiration of the two-week exclusivity period afforded to the Other Consumer Products Entity, Mr. Albin F. Moschner, President and Chief Executive Officer of the Company, spoke with Mr. Koo and advised him that the Company had been approached on an unsolicited basis by another entity (not identified to Mr. Koo) about a possible transaction that would involve a change of control of the Company and that because of the Company's long relationship with the Purchaser, Mr. Moschner wanted to inform Mr. Koo of that fact.

  On May 20 and May 22, 1995, certain executives of the Company met with certain executives of the Purchaser and representatives of its financial advisor, Salomon Brothers Inc. The Purchaser indicated that it would consider making a proposal to the Company concerning a possible investment in the Company, as well as proceeding with the joint venture.

  On May 23, 1995, the Executive Committee of the Company's Board met with Company executives, Merrill Lynch and the Company's legal advisors to review the status of negotiations with the Other Consumer Products Entity and the discussions with the Purchaser. The Executive Committee authorized discussions to continue with both parties and authorized Merrill Lynch to contact two "financial buyers" to ascertain their interest in a private equity investment.

  On May 31, June 1 and June 2, 1995, the Purchaser and its legal and financial advisors met with various Company executives to discuss due diligence matters. Following these meetings, the Company was advised that the Purchaser would need several weeks before it could get back to the Company with any proposal. The Company advised the Purchaser of its desire to have a proposal before the Company's regularly scheduled board meeting on June 27, 1995.

  On June 20 and June 21, 1995, Mr. Moschner met with representatives of the two financial buyers contacted by Merrill Lynch in early June. The representatives of one of the entities indicated little interest in a transaction at that time. The representatives of the other entity indicated that they were unfamiliar with the consumer electronics industry and would require a lengthy review of the industry and the Company before they could decide whether they had any interest in a transaction involving the Company.

  On June 22, 1995, legal and financial advisors for both the Company and the Purchaser met to discuss the manner in which the Purchaser's proposal would be presented to the Company.

  On June 27, 1995, Mr. Pyong Won (Peter) Suh, Executive Vice President and Chief Technology Officer of the Purchaser, two other officers of the Purchaser, and representatives of Salomon Brothers Inc and of the Purchaser's legal advisors appeared at a regular meeting of the Company's Board of Directors. Mr. Suh presented two alternative proposals--the first proposal being a tender offer by the Purchaser to the Company's stockholders for 17,863,000 shares of Common Stock at $10.00 per share in cash, the purchase of 7,882,000 shares of Common Stock from the Company at $7.875 per share in cash and the purchase of 10,118,000 shares of Common Stock from the Company at $10.00 per share in cash; the second proposal being the establishment of a joint venture to own the Melrose Park picture tube plant. Following this presentation and a discussion with Merrill Lynch and the Company's legal advisors, the Board of Directors authorized the Company's officers to commence negotiations with the Purchaser concerning the first proposal. The Company notified the Other Consumer Products Entity that its obligations under the standstill provisions contained in the April 28, 1995 confidentiality agreement were terminated as a result of negotiations and offered to provide updated financial information to the extent such entity continued to have an interest in pursuing discussions. No such information has been requested.

  Following the June 27 Board meeting, Mr. Moschner and Mr. Suh and their respective financial advisors met to discuss the terms of the Purchaser's proposal. On June 28, 1995, certain executives of the Company and of the Purchaser met to discuss the synergies that could be expected to result from a closer relationship between the Company and the Purchaser, and the Company provided the Purchaser with updated financial information about the Company.

  On July 11, 1995, the Purchaser delivered a revised proposal to the Company wherein it proposed to make a tender offer to the Company's stockholders for 18,619,000 shares of Common Stock of the Company at $10.00 per share in cash and to purchase 16,500,000 shares of Common Stock from the Company for $10.00 per share in cash.

  On July 12, 1995, the Company's Board of Directors held a special meeting to consider the revised proposal. Following a presentation by Merrill Lynch, the Board authorized the Company's officers to commence the negotiation of a definitive agreement with the Purchaser. During the next several days, discussions were held on a range of legal issues and the terms and conditions of the definitive agreement were negotiated subject to approval by the Company's Board of Directors.

  On July 17, 1995, a special meeting of the Board of Directors was held at which the Board reviewed the definitive agreement in detail and also considered the factors described below, Merrill Lynch delivered its written opinion to the Board, and the Board unanimously approved the terms of the Purchaser's Offer and investment as described above. On the same day, following such Board approval, the Company and the Purchaser entered into the Stock Purchase Agreement and publicly announced their agreement. A copy of the written opinion of Merrill Lynch delivered to the Board, which sets forth certain assumptions made, matters considered and limits of the review by Merrill Lynch in rendering such opinion, is attached as an exhibit hereto. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY. The Board was aware that Merrill Lynch became entitled to certain of the fees described in Item 5 in connection with its engagement by the Company upon the consummation of such transactions.

  In determining to make its recommendations, the Board considered a number of factors, including:

    (i) The oral and written presentations of Merrill Lynch and the written opinion of Merrill Lynch to the effect that, from a financial point of view, the proposed consideration to be received by the Company and its stockholders in the proposed transactions, taken as a whole, is fair to the Company and such stockholders;

    (ii) The fact that the Company's stockholders will be entitled to receive $10.00 per share in cash for at least a portion of their Common Stock, while having the opportunity to retain an equity interest in a strengthened Company;

    (iii) The fact that the $10.00 per share to be paid pursuant to the Offer and for the Issue Shares represents a significant premium over the recent trading prices of the Common Stock;

    (iv) The Board's familiarity with the financial condition, results of operations, business, technology, prospects and strategic objectives of the Company and the conditions of the consumer electronics industry;

    (v) The high regard of management for the integrity and operating ability of the Purchaser;

    (vi) The fact that the additional financing from the Issue Shares will permit the Company to complete its planned expansion and modernization program for the Melrose Park picture tube plant, and the Board's belief that such program is a necessary element to the Company's efforts to achieve and sustain future profitability;

    (vii) The fact that the Board concluded, based in part on the advice of its financial advisors, that alternative financing of similar magnitude to the Purchaser's proposal was not reasonably available at the current time;

    (viii) The views of management and the Company's financial advisors as to the unlikelihood of a superior transaction, and the ability of the Company to terminate the Stock Purchase Agreement (upon payment of the Termination
  Fee) to accept a superior transaction if one were proposed;

    (ix) The fact that the Board concluded that the transactions contemplated by the Stock Purchase Agreement, which would substantially strengthen the Company's financial position, allow for increased synergies that would benefit the Company and provide an opportunity for the Company's stockholders to receive a cash premium over recent market prices for some of their shares, would provide greater benefits for the Company and its stockholders than for the Company to remain independent;

    (x) The operational and commercial benefits to the Company (and the public minority holders) from being able to operate from a strengthened financial position and from synergies expected to result from the relationship with the Purchaser;

    (xi) The fact that the Purchaser acknowledged that as majority stockholder of the Company after the Purchaser acquires the Offer Shares and the Issue Shares it will have fiduciary duties to the public minority holders and that the Purchaser has agreed to elect three directors unaffiliated with the Purchaser or the Company to the Company's Board of Directors, tempered by the fact that if the Purchaser desires to acquire the remainder of the outstanding equity of the Company, under current Delaware law the Company's Board of Directors would not have any obligation to seek offers from third parties; and

    (xii) The recommendation of management (considered in light of the matters described or referred to under Item 3 above).

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement dated as of April 24, 1995 between the Company and Merrill Lynch, the Company has paid Merrill Lynch a fee of $250,000 upon Merrill Lynch's rendering of its opinion described under Item 4 above. The Company has also agreed to pay Merrill Lynch upon closing of the Offer and the purchase of the Issue Shares a fee equal to 1% of the aggregate consideration paid to the Company and the stockholders in connection therewith (less $250,000). Assuming a purchase of all the Offer Shares and the Issue Shares at a price of $10.00 per share, Merrill Lynch will receive fees aggregating approximately $3,511,900. The Company also agreed to indemnify and hold harmless Merrill Lynch and its affiliates and their respective directors, officers, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, arising out of or in connection with its rendering of services under such letter. If such indemnification is not available, the Company agreed to contribute to the losses, claims, damages and liabilities involved in the proportion that the relevant financial benefit to the Company and its stockholders bears to Merrill Lynch's relevant financial benefit. The Company has also agreed to reimburse Merrill Lynch for certain out-of-pocket expenses.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge (i) no executive officer of the Company currently intends to tender to the Purchaser any Common Stock over which he has sole dispositive power, and (ii) each director and affiliate of the Company currently intends to tender to the Purchaser all Common

Stock over which he or she has sole dispositive power, except for the Common Stock held by such person(s) which, if tendered, could cause such person(s) to incur liability under the provisions of Section 16(b) of the Exchange Act, and the Common Stock underlying stock options, if any, held by such persons, and except for shares of Common Stock held by directors T. Kimball Brooker, Ilene
S. Gordon and Andrew McNally, IV, who currently intend to retain their shares, and directors David H. Cohen and Charles Marshall, who have not yet decided. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

  (a) Except as set forth in Item 3(b) above (the provisions of which are hereby incorporated herein by reference), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) above (the provisions of which are hereby incorporated herein by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
    NO.
 ---------
 Exhibit 1 Stock Purchase Agreement, dated as of July 17, 1995, by and between
           Zenith Electronics Corporation and LG Electronics Inc.(1)
 Exhibit 2 Amendment to Rights Agreement, dated as of July 17, 1995, by and between Zenith Electronics Corporation and Bank of New York.(1)
 Exhibit 3 Mutual Non-Disclosure Agreement, dated as of November 25, 1994 by and between Zenith Electronics Corporation and Goldstar Co., Ltd.
 Exhibit 4 Letter to Stockholders of Zenith Electronics Corporation, dated July
           21, 1995.(2)
 Exhibit 5 Press Release issued by Zenith Electronics Corporation on July 17,
           1995.(1)
 Exhibit 6 Sections of the Company's Notice of Annual Meeting and Proxy
           Statement dated March 24, 1995 entitled "Board of Directors,
           Committees and Directors' Compensation," "Security Ownership of
           Certain Beneficial Owners," "Security Ownership of Management,"
           "Employment Agreements," "Termination and Change of Control
           Agreements," "Option/SAR Grants in 1994," "Aggregated Option/SAR
           Exercises in 1994 and Year-End Option/SAR Values" and "Pension Plan
           Table."
 Exhibit 7 Opinion of Merrill Lynch.(2)

- --------
(1) Incorporated by reference to the exhibits filed with the Company's Current Report on Form 8-K dated July 17, 1995.
(2) Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Zenith Electronics Corporation

                                                   /s/ Albin F. Moschner
                                          By: _________________________________

                                            Name: Albin F. Moschner
                                            Title:President and Chief
                                                Executive Officer

Dated: July 21, 1995